Filed Pursuant to Rule 433
Registration File No. 333-207599
February 22, 2018

KINDER MORGAN, INC.
Pricing Term Sheet

$1,250,000,000 4.300% Senior Notes due 2028

$750,000,000 5.200% Senior Notes due 2048

Issuer:	Kinder Morgan, Inc.
Ratings: (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-
Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable
Security Type:	Senior Notes
Pricing Date:	February 22, 2018

March 1, 2018

Settlement Date (T+5):

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of the prospectus supplement.  This settlement cycle is referred to as ‘‘T+5.’’  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next two business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of notes who wish to trade notes on the date of the prospectus supplement or the next two business days should consult their own advisor.

	4.300% Senior Notes due 2028	5.200% Senior Notes due 2048
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018	March 1 and September 1, commencing September 1, 2018
Record Dates:	February 15 and August 15	February 15 and August 15
Maturity Date:	March 1, 2028	March 1, 2048
Principal Amount:	$1,250,000,000	$750,000,000
Benchmark Treasury:	2.750% due February 15, 2028	2.750% due November 15, 2047
Benchmark Treasury Price / Yield:	98-18 / 2.917%	91-04 / 3.216%
Spread to Benchmark Treasury:	+143 bps	+200 bps

Yield to Maturity:	4.347%	5.216%
Interest Rate:	4.300%	5.200%
Price to the Public:	99.622%	99.759%
Optional Redemption:

At any time prior to December 1, 2027 (the date that is 3 months prior to the maturity date of the notes, the “Early Call Date”), we may redeem all or a part of the notes at a price equal to (a) the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if such notes matured on the Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at T + 25 basis points, plus (b) accrued and unpaid interest thereon to, but not including, the redemption date.  At any time on or after the Early Call Date, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to September 1, 2047 (the date that is 6 months prior to the maturity date of the notes, the “Early Call Date”), we may redeem all or a part of the notes at a price equal to (a) the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if such notes matured on the Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at T + 30 basis points, plus (b) accrued and unpaid interest thereon to, but not including, the redemption date.  At any time on or after the Early Call Date, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	49456B AP6 / US49456BAP67	49456B AQ4 / US49456BAQ41
Joint Book-Running Managers:

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

SunTrust Robinson Humphrey, Inc.

Co-Managers	BBVA Securities Inc. HSBC Securities (USA) Inc. Regions Securities LLC

* Note: The ratings of a security are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Legend

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Mizuho Securities USA LLC at (866) 271-7403, MUFG Securities Americas Inc. at (877) 649-6848 or SMBC Nikko Securities America, Inc. at (888) 868-6856.